UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March, 2025
Commission File Number 001-32535
Bancolombia S.A.
(Translation of registrant’s name into English)
Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________ .

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SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)

Date March 21, 2025	By:	/s/ MAURICIO BOTERO WOLFF.
	Name:	Mauricio Botero Wolff
	Title:	Vice President of Finance

March 21, 2025
Medellin, Colombia

BANCOLOMBIA S.A. ANNOUNCES MEASURES TO GUARANTEE FAIR TREATMENT OF ITS SHAREHOLDERS

The following are prohibited activities established by the Board of Directors and included in the Good Governance Code, directed at legal representatives, management and other employees of Bancolombia S.A. (“Bancolombia”), as well as at legal representatives, management and other employees of Fiduciaria Bancolombia S.A., the entity responsible for administering Bancolombia's shares, aimed at ensuring the equitable treatment of all of Bancolombia’s shareholders, and which will apply to the Extraordinary General Shareholders' Meeting to be held on April 23, 2025.

•Encourage, promote or suggest that shareholders grant blank-check powers of attorney, where the name of the representative for the shareholders' meetings is not clearly stated.

•Receive powers of attorney from the shareholders where the name of the respective representative for the shareholders’ meeting is not clearly stated.

•Accept powers of attorney conferred by the shareholders as valid if all legal requirements have not been fulfilled. Powers of-attorney must be granted in writing, indicating the name of the representative, the person who can replace the representative, if applicable, and the date of the meeting. Legal entities that grant powers-of-attorney must include a recent certificate of good standing that proves their existence and representation in accordance with the law.

•Suggest or determine the names of those who will act as representatives of the shareholders at the meetings.

•Recommend that shareholders vote for a certain list. This does not restrict the Board of Directors or the CEO, in the exercise of their duties, from presenting proposals for the consideration of the shareholders’ meeting.

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•Coordinate or enter into an agreement with any shareholder or with any representative of shareholders to vote in favor or against any proposal that is presented in the shareholders’ meeting.

The activities described above will also be prohibited when they are carried out through a legal representative, agent or intermediary.

Pursuant to these measures, the Board of Directors instructed that, to ensure a fair treatment of Bancolombia’s shareholders, management will need to implement the following procedures:

◦To encourage the delegation of powers of attorney in compliance with legal requirements in the Extraordinary General Shareholders’ Meeting, Bancolombia will make available on its website templates of these legal documents that can be downloaded and completed by any shareholder.
◦Shareholders will have full discretion to appoint their proxy holders.
◦Management will not suggest or coordinate with any of the shareholders to vote in favor or against any proposal that is presented in the Extraordinary General Shareholders’ Meeting.
◦Bancolombia will make a team available at the Extraordinary General Shareholders’ Meeting to confirm compliance of the powers of attorneys conferred by the shareholders with legal requirements and that the proxy holders are not included in the Bank’s database of employees as of April 22, 2025.

Management and employees, while in the exercise of their duties, may not exercise their powers to represent shares other than their own in shareholders’ meetings, nor substitute the powers granted to them. This prohibition does not apply to legal representation. Management and employees may also not vote, even with their own shares, on the matters related to approving end of the year or liquidation balance sheets and accounts.

The Board of Directors appointed the following employees as responsible for implementing and verifying compliance with the control procedures:

BANCOLOMBIA

Legal Vice President and General Secretary
Legal Director of Company and Corporate Affairs

FIDUCIARIA BANCOLOMBIA

Trust Business Administration Manager
Head of Fiduciary Business Administration Section Medellín
Fiduciary Business Administration Section Analysts Medellín

These employees must check that the powers of attorney granted by the shareholders comply with the requirements of article 184 of the Code of Commerce and with the guidelines of the Board of Directors. Powers of attorney that are not in compliance with the provisions herein will not be accepted.

These measures are published on the website of Grupo Bancolombia.

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Important information

Bancolombia has filed a registration statement on Form F-4 (the “Form F-4”) with the U.S. Securities and Exchange Commission (the “SEC”) to register the common and preferred shares (including the preferred shares to be issued in respect of American depositary shares) to be issued by Grupo Cibest in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries under the U.S. Securities Act. The Form F-4 includes a preliminary prospectus. The Form F-4 was declared effective by the SEC on March 21, 2025. The final prospectus, which was filed with the SEC on March 21, 2025, will be sent to holders of Bancolombia’s common shares, preferred shares and American depositary shares residing in the United States. Shareholders are encouraged to read the Form F-4, including any amendments thereto, and the other documents Bancolombia files with the SEC in connection with the Corporate Structure Changes of Bancolombia and its subsidiaries because they contain important information about the Corporate Structure Changes of Bancolombia and its subsidiaries.

The Form F-4 and final prospectus can be found on the SEC's website (www.sec.gov).

Forward looking statements

This release contains statements that may constitute "forward-looking statements." These forward-looking statements are not based on historical facts but rather represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and beyond our control. Words such as "anticipate," "believe," "estimate," "approximate," "expect," "may," "intend," "plan," "predict," "target," "forecast," "guideline," "should," "project," and similar words and expressions are intended to identify forward-looking statements. Actual results may differ, possibly materially, from the anticipated results indicated in these forward-looking statements. Forward-looking statements speak only as of the date they are made, and no obligation is assumed to publicly update or revise any forward-looking statement after the date it is made in light of new information, future events, and other factors.

Contacts

Mauricio Botero Wolff	Catalina Tobón Rivera
Financial VP	IR Director
Tel.: (57 604) 4040858	Tel.: (57 601) 4885950

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